Exhibit 4.2

DESCRIPTION OF SECURITIES

As of the end of the period covered by the most recent Annual Report on Form 10-K (the “Annual Report”) of PodcastOne, Inc., its common stock, $0.00001 par value per share (the “common stock”), was registered under Section 12 of the Securities Exchange Act of 1934, as amended. Unless the context otherwise requires, all references herein to “we”, “our” and “us” refer to PodcastOne, Inc.

The following description of the common stock is a summary and does not purport to be complete. A copy of our Amended and Restated Certificate of Incorporation, dated as of September 21, 2023 (as amended, the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”) have been filed as Exhibits 3.1 and 3.2, respectively, to our Current Report on Form 8-K, filed with the SEC on September 18, 2023. Our common stock and the rights of the holders of our common stock are subject to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Certificate of Incorporation and the Bylaws. The description below of our common stock and provisions of the Certificate of Incorporation and the Bylaws are summaries and are qualified by reference to the Certificate of Incorporation and the Bylaws, and by the applicable provisions of the DGCL. We encourage you to read that law and those documents carefully.

General

Our Certificate of Incorporation authorizes us to issue up to 10,000,000 shares of preferred stock, $0.00001 par value per share, and 100,000,000 shares of our common stock, $0.00001 par value per share.

As of March 31, 2025, there were 0 and 26,016,107 shares of our preferred stock and common stock outstanding, respectively.

As of March 31, 2025, we had 392 holders of record of our common stock, which excludes stockholders whose shares were held in nominee or street name by brokers. The actual number of common stockholders is greater than the number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Common Stock

Voting

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding; and may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. As of March 31, 2025, there were no shares of our preferred stock outstanding, and we have no current plans to issue any shares of our preferred stock.

Authorized and Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Bridge Notes

In September 2023, we issued 2,340,707 shares of our common stock as a result of the conversion in full (including accrued and unpaid interest) of our then outstanding unsecured convertible notes with an original issue discount of 10% (the “Notes”) in connection with the consummation of our direct listing on The Nasdaq Capital Market. For the terms of the Notes, please see Note 6 – Bridge Loan to our financial statements included in the Annual Report.

As of March 31, 2025, there were no convertible debt securities of our Company outstanding.

Bridge Warrants

As of March 31, 2025, 3,114,000 shares of our common stock were issuable upon the exercise of our outstanding warrants and warrants issued to our placement agent in connection with the bridge loan at an exercise price of $3.00 per share, which were issued in connection with the bridge loan. The warrants expire on January 15, 2028. For the terms of such warrants, please see Note 6 – Bridge Loan to our financial statements included in the Annual Report.

As of March 31, 2025, there were no other warrants of our Company outstanding.

Stock Options

As of March 31, 2025, there were no options of our Company outstanding.

Restricted Stock Units

As of March 31, 2025, there were 232,350 restricted stock units of our Company outstanding.

Other Equity Awards

Any other equity awards granted under our 2022 Equity Incentive Plan (the “2022 Plan”) generally settle in shares of our common stock. As of March 31, 2025, except as set forth above and below, there were no other equity awards made under our 2022 Plan.

During the year ended March 31, 2025, we issued 710,565 shares of our common stock valued at $1.5 million to our employees. We valued these shares at prices between $1.10 and $1.70 per share, the market price of our common stock on the date of issuance.

During the year ended March 31, 2025, we issued 381,613 shares of our common stock valued at $0.8 million to our various consultants. We valued these shares at prices between $0.81 and $1.70 per share, the market price of our common stock on the date of issuance.

For a description of our other equity grants and awards, see Note 10 – Stockholders’ Equity to our financial statements included in the Annual Report.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Bylaws

Provisions of our Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Bylaws:

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permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

●	provide that the authorized number of directors may be changed only by resolution of the board of directors;

●

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and

●

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of a majority of our then outstanding common stock.

Special Meetings

Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or our President (in the absence of a Chief Executive Officer), or by our board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the whole board. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

Requirements for Notice of Stockholder Director Nominations and Stockholder Business

If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our board of directors, our Bylaws contain certain procedures that must be followed for the advance timing required for delivery of stockholder notice of such nomination or other business and the information that such notice must contain.

Listing

Our common stock is listed on The NASDAQ Capital Market under the symbol “PODC.” Our warrants are not listed on Nasdaq, any national securities exchange or any other nationally recognized trading system.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. We serve as the registrar for our warrants. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.